Exhibit 99.6

PAYMENT EXTENSION AGREEMENT

THIS PAYMENT EXTENSION AGREEMENT is dated as of the date set out below

BETWEEN:

NORAMCO, INC., a Georgia corporation, with offices at 500 Swedes Landing Road, Wilmington, Delaware 19801, USA (“Noramco”)

- and -

CARDIOL THERAPEUTICS INC., an Ontario corporation located at 2275 Upper Middle Road East, Suite 101, Oakville, ON, Canada, L6H 0C3 (“Buyer”)

BACKGROUND:

•	Noramco and Buyer (the “Parties”) entered into an Exclusive Supply Agreement dated September 28, 2018, which was amended on December 7, 2018, December 11, 2018, July 2, 2019 and September 11, 2019 (collectively, the “Agreement”);

•	Section 1.1.4 of the Agreement requires Buyer to purchase certain raw materials from Noramco in tranches and with certain payments and timelines;

•	The Parties wish to extend the times for the two payments mentioned in Section 1.1.4 of the Agreement on the terms set out in this Payment Extension Agreement.

Now therefore in consideration of good and valuable consideration, the receipt and sufficiency whereof is mutually acknowledged, the Parties agree with one another as follows:

1.	The times for the two payments under Section 1.1.4 of the Agreement shall be extended to November 3, 2019 and November 30, 2019 respectively.

2.	In all other respects, the Agreement remains in force and unamended.

IN WITNESS WHEREOF, each of the Parties has caused its duly authorized representative to execute this Payment Extension Agreement as of the 28 day of October, 2019.

Cardiol Therapeutics Inc.		Noramco, Inc.

Signature:	[Redacted - Personal Information]	Signature:	[Redacted - Personal Information]
Print Name:	[Redacted - Personal Information]	Print Name:	[Redacted - Personal Information]
Title:	CEO	Title:	President & CEO